The Boogie Badge, Inc dba Grape ID

FINANCIAL STATEMENTS
FOR THE YEARS ENDING DECEMBER 31, 2023 and 2022
WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Renisha Lane, CPA 28475 Greenfield Road Suite 113 PB 1317
Southfield, MI 48076
248-201-6702
Rlane@rllanecpa.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

June 14, 2024

I have reviewed the accompanying financial statements of The Boogie Badge, Inc dba Grape ID (hereafter, referred to as "Grape ID") which comprise the balance sheets as of December 31, 2023 and 2022, and the related income statements and statements of cash flows for the years then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements
The Owners are responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

I am required to be independent of Grape ID Inc., and to meet my other ethical responsibilities, in accordance with the relevant ethical requirements related to my review.

Accountant's Conclusion
Based on my review of the financial statements, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

Renisha Lane, CPA
Southfield, Michigan
CPA License #1101030069

Grape ID
BALANCE SHEET
As of December 31, 2023 and 2022

	2023	2022
ASSETS		
Current Assets		
Cash and Savings	$ -	$ 20,423
TOTAL ASSETS	**$ -**	**$ 20,423**
LIABILITIES & STOCKHOLDER'S EQUITY		
Current Liabilities		
Accounts Payable	$ 40,076	$ 25,735
Credit Card	$ -	$ 1,961
Short-Term Loan Payable	$ 13,880	$ 14,480
Unearned Revenue	$ 100	$ -
Total Current Liabitlies	$ 54,056	$ 42,176
TOTAL LIABILITIES	$ 54,056.00	$ 42,176.00
Equity		
Owner's Distrubutions	$ (77,041)	$ (65,106)
Owner's Investment	$ 332,436	$ 259,449
Retained Earnings	$ (216,096)	$ (43,177)
Net Income	$ (93,355)	$ (172,919)
TOTAL EQUITY	$ (54,056)	$ (21,753)
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**$ -**	**$ 20,423**

See Independent Accountant's Review Report

Grape ID
INCOME STATEMENT
For Years Ending December 31, 2023 and 2022

		2023		2022
INCOME				
Sales		-		-
Total Revenue (Net)	**$**	**-**	**$**	**-**
OPERATING EXPENSES				
Advertising & Marketing		4,054		3,990
Bank Charges & Fees		197		305
Contractors		45,472		96,557
Legal & Professional Services		20,817		63,591
Meals & Entertainment		377		43
Office Supplies & Software		4,722		3,459
Rent & Lease		12,400		-
Travel		3,315		3,873
Travel - Per Diem		550		-
Utilities		1,450		1,103
Total Expenses	**$**	**93,355**	**$**	**172,919**
NET ACTIVITY CURRENT YEAR	**$**	**(93,355)**	**$**	**(172,919)**

See Independent Accountant's Review Report

Grape ID
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2023 and 2022

		2023		2022
Cash Flows from Operating Activities				
Net Income	$	(93,355)	$	(172,919)
Adjustments to reconcile Net Income to Net Cash provided by Operations				
Accounts Payable		14,340		11,767
Credit Card Payable		(1,961)		1,961
Short Term Loan Payable		(600)		-
Unearned Revenue		100		-
Total Adjustments to reconcile Net Income to Net Cash provided by Operations		11,878		13,728
Net cash provided by operating activities	**$**	**(81,476)**	**$**	**(159,191)**
Cash flows from Financing Activities				
Owner's Distributions		(11,934)		(5,000)
Owner's Capital Investment		72,986		185,321
Net cash provided by financing activities	**$**	**61,052**	**$**	**180,321**
Net cash increase for period	**$**	**(20,424)**	**$**	**21,130**
Cash at beginning of period		20,423		(708)
Cash at end of period	**$**	**0**	**$**	**20,423**

See Independent Accountant's Review Report

Grape ID
STATEMENT OF OWNER'S EQUITY
For Years Ending December 31, 2023 and 2022

Owner's Equity at January 1, 2023	**$**	**(21,753)**
Add:		
Owner's Contribution	$	332,436
Net Earnings	$	(309,451)
Subtotal	$	22,985
Less:		
Owner's Draws	$	(77,041)
Owner's Equity at December 31, 2023	**$**	**(54,056)**

See Independent Accountant's Review Report

NOTE 1 ORGANIZATION

The Boogie Badge, Inc dba Grape ID (hereafter referred to as "Grape ID" or "The Company") is a corporation based in Midvale, Utah. It is a digital identity verification and data management company. It offers services such as identity verification, email encryption, spam prevention, and opportunities for users to monetize their personal data. The company primarily serves individuals looking to protect their online data and businesses interested in digital marketing and lead conversion. It was founded in 2018 and is based in Midvale, Utah.

The Company's fiscal year is December 31st.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company's financial instruments include cash, other assets and accounts payable. The Company's value of these financial instruments approximates fair value due to their short-term nature. Financial instruments that potentially subject the Company to credit risk include cash. The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. The carrying amount approximates fair value.

Concentrations of Credit Risk

From time to time, cash balances held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Income Taxes

Income taxes are provided based on current enacted and applicable income tax rates. Current and deferred income taxes are calculated based on an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Legal Fees

Legal fees consist of legal services provided for the creation of the Company and review of contracts obtained through normal course of business.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

As of December 31, 2023 and 2022, the Company does not have any major commitments and contingencies including any tax liability.

NOTE 4– SUBSEQUENT EVENTS

Management has evaluated subsequent events through June 14, 2024, the date at which the financial statements became available for issuance. No events have occurred that would require adjustments to, or disclosure in the financial statements.